Exhibit 99.1

TDCX Inc.
Incorporated in the Cayman Islands with limited liability
(the "Company")
NYSE Ticker: TDCX
Cayman Islands registration number 362018
Notice of Annual General Meeting of the Company
to be held on 17 November 2022
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the "AGM") will be held at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee Singapore 469004 on 17 November 2022 at 0900 hours, Singapore time. No proposal will be submitted for shareholder approval at the AGM.

SHARES RECORD DATE

The Board of Directors of the Company has fixed the close of business on 28 October 2022 (New York time), as the record date (the “Record Date”) of the Company’s Class A ordinary shares of a par value of US$0.0001 (the "Class A Ordinary Shares") and the Company’s Class B ordinary shares of a par value of US$0.0001 (the "Class B Ordinary Shares", together with the Class A Ordinary Shares, the "Shares"). Holders of the Shares as of the Record Date are entitled to receive notice of, attend and vote at the AGM or any adjourned or postponed meeting thereof.

ATTENDING THE AGM

Only holders of record of Shares as of the Record Date are entitled to attend the AGM. Please note that holders of the Company’s American depositary shares (“ADSs”) are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

In order to comply with the relevant laws and regulations relating to COVID-19 and to safeguard the health and safety of all attendees, the Company will implement certain precautionary measures at the AGM. Shareholders planning to attend the AGM in person are required to contact the Company via email at investors@tdcx.com by the close of business on 10 November 2022, Singapore time, to indicate their interest. The number of attendees of the AGM will be limited and only those who have received an email confirmation from the Company by the close of business on 14 November 2022, Singapore time, may attend. In addition, any person attending the AGM in person must follow the entry policies and procedures imposed by the AGM venue as well as by the Company. The Company reserves the right to refuse any person’s entry to the AGM venue, or to instruct any person to leave the AGM venue, where the Company reasonably considers that such refusal or instruction is or may be required. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM. Due to the constantly evolving COVID-19 situation, the Company may be required to change its arrangements for the AGM at short notice in order to implement the requisite safe distancing measures that may be in effect at the time of the AGM. In case of any such change, the Company will provide an update as soon as possible and will post updates on the Company’s website at https://investors.tdcx.com/home.

ANNUAL REPORT

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended 31 December 2021, with the U.S. Securities and Exchange Commission (the “SEC”). Shareholders and ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://investors.tdcx.com/financials/sec-filings as and on the SEC’s website at www.sec.gov, or by contacting TDCX Inc. at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004, telephone: +65 6309 1688.

By order of the Board,
TDCX Inc.

/s/ Laurent Bernard Marie Junique
Laurent Bernard Marie Junique
Director and Executive Chairman
Dated: 18 day of October 2022

Registered Office:
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104, Cayman Islands